June 11, 2019

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Stephen Kim, Assistant Chief Accountant, and Mr. Hugh West, Accounting Branch Chief

Re:    Customers Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 1, 2019
Form 8-K Furnished on April 24, 2019
File No. 001-35542

Dear Messrs. Kim and West:

On behalf of Customers Bancorp, Inc. (“Customers”), set forth below are Customers’ responses to the comments of the Staff of the Securities and Exchange Commission regarding the above-referenced filings set forth in the Staff’s letter dated May 28, 2019. For your convenience, we have repeated the comments set forth in the Staff’s letter and followed each comment with Customers’ response.

Form 10-K for the Fiscal Year Ended December 31, 2018

Comment 1

We note that you determined that there was no evidence of impairment on the balance of goodwill and other intangible assets based on your qualitative assessment for your BankMobile segment. We also note however, from your disclosure in Note 22, that your BankMobile segment generated net losses and was at a net liabilities position for and as of the last three fiscal year-ends. Please provide us your qualitative assessment, including your determination of reporting unit(s), related goodwill balance(s), and all qualitative factors you considered to determine that it is more likely than not that the fair value of each reporting unit was more than its carrying amount.

Response to Comment 1

Customers has determined that its operations consist of two operating and reportable segments - Customers Bank Business Banking and BankMobile. Each segment generates revenues, manages risk and offers distinct products and services to targeted customers through different delivery channels. The strategy, marketing and analysis of these segments vary considerably. Customers considers these two segments to be the reporting units used in its annual evaluation of goodwill for impairment as the components of the operating segments and reporting units are similar.

Customers Bank Business Banking is delivered predominately to commercial customers in Southeastern Pennsylvania, New York, New Jersey, Massachusetts, Rhode Island, New Hampshire, Washington, D.C. and Illinois through a single-point-of-contact business model and provides liquidity to residential mortgage originators nationwide through commercial loans to mortgage companies. Lending and deposit gathering activities are focused primarily on privately held businesses, high-net-worth families, selected commercial real estate lending, commercial mortgage companies and equipment finance. Goodwill assigned to the Customers Bank Business Banking segment is related to Customers’ acquisition of Berkshire Bancorp in 2011.
BankMobile provides state-of-the-art high-tech digital banking and disbursement services to consumers, students and the "under banked" nationwide, along with Banking as a Service ("BaaS") offerings with White Label partners. BankMobile is a full-service banking platform that is accessible to customers anywhere and anytime through the customer's smartphone or other web-enabled device. Goodwill assigned to the BankMobile segment is related to the acquisition of the Disbursements business from Higher One in 2016.

Customers evaluates goodwill for impairment as of October 31st of each year, and between annual tests when events and circumstances indicate that impairment may have occurred. At October 31, 2018, Customers’ total goodwill was $8.9 million, with $3.6 million relating to the Customers Bank Business Banking reporting unit and $5.3 million relating to the BankMobile reporting unit. In its evaluation of goodwill for impairment at October 31, 2018, Customers performed Step 0, or the qualitative test, to determine whether it was more likely than not that the fair values of its reporting units were more than their carrying amounts and whether it was necessary to perform a quantitative goodwill impairment test. Qualitative factors considered in the assessment included regional and national trends in current and expected economic conditions, examining indicators such as GDP growth, interest rates and unemployment rates. Customers also considered its own historical performance, expectations of future performance and other trends specific to the banking industry.

The analysis provided below is excerpted from Customers' completed and reviewed Step 0 impairment test memorandum dated December 6, 2018. In responding to the Staff's comments, Customers has provided below the most critical and relevant aspects of its analysis included in that memorandum. Additionally, Customers' response is focused on the goodwill at the BankMobile segment as the amount of goodwill at the Customers Bank Business Banking segment is considered immaterial.

Summary

Customers' strategy, marketing and analysis of the BankMobile segment is comparable to that of a start-up fintech company. Customers launched BankMobile as a key strategic initiative in January 2015, recognizing the product delivery flexibility demanded by the millennial generation and the low cost of the smartphone, or other web-enabled device, delivery channel. In June 2016, Customers acquired substantially all the assets and assumed certain liabilities of the Disbursement business from Higher One for $37 million, resulting in recognized goodwill of $5.3 million. At October 31, 2018, the BankMobile segment had total assets of $648 million, total liabilities of $591 million and total equity of $57 million. Included in BankMobile's total assets of $648 million is a $575 million receivable from the Customers Bank Business Banking segment, representing the amount of deposit liabilities loaned by the BankMobile segment to the Customers Bank Business Banking segment to fund, in part, its lending and investing business activities. As further described below, indicative deal values related to previous divestiture strategies for the BankMobile segment have been substantially in excess of the carrying value of the BankMobile segment, and such values were prior to the announcement of our partnership with T-Mobile. BankMobile is an industry leader in the disbursements business and has also developed its own BaaS model to provide banking products to White Label partners. As the financial services industry shifts from inefficient and costly traditional branch network structures to mobile and other electronic transactional platforms, BankMobile is well positioned for growth given its superior customer acquisition strategy. In October 2018, Customers announced BankMobile's first White Label banking partnership with T-Mobile which allows BankMobile to provide competitive banking products to T-Mobile's broad customer base. The partnership with T-Mobile provides the ability to attract millions of consumers for primary checking and savings accounts and therefore a potential market for billions of dollars of no to very low-cost deposits. Accordingly, Customers determined that it was more likely than not that the fair value of the BankMobile reporting unit exceeded its carrying amount as of October 31, 2018.

Analysis

Customers considers and operates the BankMobile segment as a start-up fintech company, where losses are anticipated in the initial years of operations, with a break-even point expected in the third or fourth year of operation. The BankMobile segment provides state-of-the-art high-tech digital banking and disbursement services to consumers, students and the “under banked” nationwide, along with BaaS offerings with White Label partners. BankMobile is a full-service banking platform that is accessible to customers anywhere and anytime through the customer’s smartphone or other web-enabled device. On June 15, 2016, Customers completed the acquisition of substantially all the assets and the assumption of certain liabilities of the Disbursement business from Higher One. The acquired assets and assumed liabilities of Higher One, along with Higher One employees, were assigned by Customers to the BankMobile segment. The aggregate purchase price paid by Customers to Higher One was $37 million, resulting in recognized goodwill of $5.3 million. BankMobile segment revenues are generated primarily through interchange and card revenue, deposit and wire transfer fees, university fees, and interest income in the form of funds transfer pricing for the value provided to the Customers Bank Business Banking segment for the use of low/no cost deposits. Through October 31, 2018, the majority of revenue and expenses for BankMobile are related to the segment’s operation of the Disbursements business, costs associated with the development of White Label products for White Label partners, and merger and acquisition related charges related to the acquisition of the Disbursements business and the planned spin-off of BankMobile to Customers' shareholders to be followed by a merger of BankMobile into Flagship Community Bank (“Flagship”).

As of and for the ten-months ended October 31, 2018 (the date of Management’s annual goodwill impairment test), the BankMobile segment operating results are summarized below and the discussion that follows describes events that Management considered in its evaluation of goodwill for the BankMobile segment as of October 31, 2018:

(amounts in thousands)
Interest income (1)	$13,787
Interest expense	309
Net interest income	13,478
Provision for loan losses	1,129
Non-interest income	35,140
Non-interest expense	62,119
Loss before income taxes	(14,630)
Income tax benefit	(3,593)
Net loss	$(11,037)

Goodwill	$5,259
Total assets (2)	$647,709
Total deposits	$576,828
Total non-deposit liabilities	$13,887
Total equity	$56,994

(1) Includes funds transfer pricing of $13.4 million credited to BankMobile for the value provided to the Customers Bank Business Banking segment for the use of low/no cost deposits.
(2) Includes a $575.3 million receivable from the Customers Bank Business Banking segment representing the amount of deposit liabilities which were loaned by the BankMobile segment to the Customers Bank Business Banking segment to fund, in part, the Customers Bank Business Banking segment's lending and investing business activities.

In March 2017, Customers entered into a Purchase and Assumption Agreement (the “Purchase Agreement”) with Flagship in which Customers would sell to Flagship the assets, and Flagship would assume from Customers the liabilities, of the BankMobile segment of Customers. The purchase price to be paid by Flagship to Customers was $175 million. Subsequently, in third quarter 2017, Customers decided that the best strategy for its shareholders to realize the value of the BankMobile business was to divest BankMobile through a spin-off of BankMobile to Customers’ shareholders to be followed by a merger of BankMobile into Flagship. An Amended and Restated Purchase and Assumption Agreement and Plan of Merger (the "Amended Agreement") with Flagship to effect the spin-off and merger and Flagship's related purchase of BankMobile’s deposits from Customers was executed in November 2017. The proposed consideration to have been paid by Flagship in connection with the merger was approximately $110 million. The estimated deal values pursuant to both the Purchase Agreement and the Amended Agreement were substantially in excess of the carrying value of the BankMobile segment. In the time leading up to the execution of the Amended Agreement, Customers also received two unsolicited all-cash proposals from independent third parties for the BankMobile business, but ultimately determined that the spin/merge option provided the greatest value to Customers’ shareholders while maintaining the greatest benefit to existing BankMobile customers, including students and other low to middle income customers. Both unsolicited proposals had deal values in excess of the carrying value of the BankMobile segment. Per the provisions of the Amended Agreement, the spin-off was to be followed by a merger of the BankMobile spin-off subsidiary into Flagship, with Customers' shareholders first receiving shares of the BankMobile spin-off subsidiary as a dividend in the spin-off and then receiving shares of Flagship common stock in the merger of the BankMobile spin-off subsidiary into Flagship in exchange for shares of the BankMobile spin-off subsidiary they received in the spin-off. In October 2018, the Amended Agreement between Customers and Flagship was terminated, and Customers announced its decision to retain and operate BankMobile for the next 2-3 years before monetizing its investment. Customers’ decision reflected complications with the regulatory process for the spin/merge, specifically concerns that Customers and Flagship would be considered affiliates by the Federal Reserve and interchange income would be significantly reduced under the Durbin Amendment. As such, Management believes that the economic and operational factors that led to BankMobile’s spin-off value of approximately $110 million remain intact and speak to the estimated fair value of the business.
Through October 31, 2018, BankMobile continues to be an important strategic priority for Customers. The financial services industry continues to shift from an inefficient and costly traditional branch network structure to mobile and other electronic transactional platforms, leaving BankMobile well positioned for growth given its superior customer acquisition strategy. As of

October 31, 2018, the BankMobile segment had deposit balances of $576.8 million and the October 31, 2018 year to date average balance and total cost of deposits was $544.8 million and only 6 basis points, respectively, which is significantly below the cost of deposits for more traditional banks, and provides significant value to the Customers Bank Business Banking segment.
As of September 30, 2018, BankMobile served over 700 campuses that had approximately 5.7 million students, approximately two million checking account holders, and approximately one million active deposit customers. BankMobile is an industry leader and has extensive knowledge in the disbursements business, with one in every four students choosing the BankMobile account through the refund selection process on the campuses served and a 29% market share of the U.S. higher education student disbursement business. The retention rate with the contractual campus relationships is 98% and the average relationship tenure is in excess of five years. There is an active pipeline of over two million students.
Included in the October 31, 2018 year to date results above are expenses related to the development of the BankMobile BaaS model. Besides the Disbursements business, the BankMobile segment’s biggest focus over the past two years has been the development of the BaaS model, including capital outlays and operating expenses for the development of technology to provide banking products to White Label partners. Management believes there is a significant opportunity to partner with businesses that desire to provide branded banking services “powered by BankMobile” to their customers. To this end, BankMobile (as a division of Customers Bank) can provide a fully branded digital bank, mobile banking application and online interface, middleware integration, compliance/risk expertise, customer service support, and data analytics and reporting. In October 2018, Customers announced BankMobile’s first White Label banking partnership with T-Mobile, to provide competitive banking products to T-Mobile’s broad customer base. The partnership with T-Mobile provides the ability to attract millions of consumers for primary checking and savings accounts and therefore a potential market for billions of dollars of no to very low-cost deposits. The BankMobile segment is expected to generate a positive contribution to Customers’ earnings by the end of 2019, with potential return on average assets of approximately 1.50% within two to three years, due in large part to expected deposit growth from the T-Mobile White Label partnership.
Conclusion
Goodwill was reviewed for impairment as of October 31, 2018. As discussed above, as part of its qualitative assessment, Customers reviewed trends in current and expected economic conditions as well as its own historical performance, expectations of future performance and other trends specific to the banking and fintech industries. Based on its qualitative assessment, Customers determined that there was no evidence of impairment on the $3.6 million of goodwill relating to the Customers Bank Business Banking reporting unit and the $5.3 million of goodwill relating to the BankMobile reporting unit.
Form 8-K furnished on April 24, 2019

Comment 2

We note you present the non-GAAP measure, pre-tax, pre-provision core net income, along with similar related metrics (e.g. core ROAA pre-tax, pre-provision and core ROCE pre-tax, pre-provision on pages 18 and 19, respectively). Please revise your future filings to change the name of this non-GAAP measure and related metrics to more accurately reflect its content. In this regard, the use of the word “core” implies you are referring to your most central or essential operations and results. Removal of the provision for loan losses from net income to arrive at pre-tax, pre-provision “core” net income implies that credit losses are not an inherent part of your core operations. Thus, we believe it would be appropriate to use a more descriptive title to describe this non-GAAP measure, perhaps eliminating the use of the word “core” in its entirety from this specific measure and related metrics.

Response to Comment 2

Customers will remove the word “core” in the above-mentioned metrics and will instead label them as “Pre-tax pre-provision adjusted net income,” “Adjusted ROAA - pre-tax and pre-provision,” and “Adjusted ROCE - pre-tax and pre-provision” when preparing its future filings.

If you have any questions, please do not hesitate to call me at (484) 923-8802.

Sincerely,

/s/ Carla A. Leibold
Carla A. Leibold
Executive Vice President, Chief Financial Officer and Treasurer

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